                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                            Allied Waste Industries, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                        019589
             -----------------------------------------------------------
                                    (CUSIP Number)
                                   Michael A.Puglisi
                      Blackstone Management Associates II L.L.C.
                                   345 Park Avenue
                               New York, New York 10154
                                    (212) 935-2626

                                    with a copy to

                                Wilson S. Neely, Esq.
                              Simpson Thacher & Bartlett
                                 425 Lexington Avenue
                              New York, New York  10017
                                    (212) 455-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                   April 15, 1997
             -----------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                                  Page 1 of 22 Pages

                                     SCHEDULE 13D


CUSIP No.  019589100                          Page   2   of   22   Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Capital Partners II Merchant Banking Fund L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/

                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             / /


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                                      0
                  --------------------------------------------------------------
  NUMBER OF       8    SHARED VOTING POWER
   SHARES
BENEFICIALLY                 26,376,765
  OWNED BY        --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                             0
    WITH          --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                             26,376,765
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,376,765
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


CUSIP No.  019589100                          Page   3   of   22   Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Offshore Captital Partners II L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/

                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             / /


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                                      0
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   26,376,765
    EACH          --------------------------------------------------------------
  REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                              0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                             26,376,765
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,376,765
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


CUSIP No.  019589100                          Page   4   of   22   Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Family Investment Partnership II L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/

                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             / /


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                                      0
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   26,376,765
    EACH          --------------------------------------------------------------
  REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                              0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                             26,376,765
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,376,765
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


CUSIP No.  019589100                          Page   5   of   22   Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Management Associates II L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/

                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             / /


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                                      0
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   26,376,765
    EACH          --------------------------------------------------------------
  REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                              0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                             26,376,765
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,376,765
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


CUSIP No.  019589100                          Page   6   of   22   Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Peter G. Peterson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/

                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             / /


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                                      0
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   26,376,765
    EACH          --------------------------------------------------------------
  REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                              0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                             26,376,765
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,376,765
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


CUSIP No.  019589100                          Page   7   of   22   Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stephen A. Schwarzman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/

                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             / /


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                                      0
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   26,376,765
    EACH          --------------------------------------------------------------
  REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                              0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                             26,376,765
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,376,765
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 22 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $.01 par value (the "Common Stock"), of Allied Waste Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 15880 North Greenway-Hayden Loop, Suite 100; Scottsdale, Arizona 85260.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed jointly by Blackstone Capital
Partners II Merchant Banking Fund L.P., a Delaware limited partnership ("BCP II"), Blackstone Offshore Capital Partners II L.P., a Cayman Islands exempted limited partnership ("BOCP II"), Blackstone Family Investment Partnership II L.P. ("BFIP II"), Blackstone Management Associates II L.L.C., a Delaware limited liability company ("BMA II"), Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman. BMA II is the sole general partner of BCP II and BFIP II and the sole investment general partner of BOCP II. Blackstone Services (Cayman) LDC, a Cayman Islands limited duration company, is the administrative general partner of BOCP II. Pursuant to the partnership agreement of BOCP II, BMA II has the sole power to vote securities held by BOCP II and the sole power to dispose of securities held by BOCP II. BCP II, BOCP II, BFIP II and BMA II will hereinafter be referred to collectively as the "Blackstone Entities." The agreement among the Blackstone Entities and Messrs. Peterson and Schwarzman (collectively, the "Reporting Persons") relating to the joint filing of this statement is attached as Exhibit 1 hereto.

         The principal business of BCP II, BOCP II and BFIP II consists of committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA II consists of performing the functions of, and serving as, the general partner of BCP II and the investment general partner of BOCP II. The principal business

                                                              Page 9 of 22 Pages


and office address of BCP II, BFIP II and BMA II is 345 Park Avenue, New York, New York 10154. The principal business and office address of BOCP II is c/o Mees Pierson Management (Cayman), British American Center, Dr. Roy's Drive, Georgetown, Grand Cayman, British West Indies.

         Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members (the "Founding Members") of BMA II. The other members of BMA II are David A. Stockman, Michael B. Hoffman, James J. Mossman, Arthur B. Newman, Anthony Grillo, J. Tomilson Hill, Mark T. Gallogly, Glenn H. Hutchins, Howard
A. Lipson, Thomas J. Saylak and John Z. Kukral (collectively and together with the Founding Members, the "Members"). Each of the Members is a United States citizen. The principal occupations of each of the Members is serving as an executive of one or more of the Blackstone Entities and their affiliates. The Founding Members also serve as managing members of BMA II. The business address of each of the Members is 345 Park Avenue, New York, New York 10154.

         During the last five years, none of BCP II, BOCP II, BFIP II, BMA II nor any of the Members has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

         Attached hereto as Schedule I and incorporated herein by reference is information concerning the Apollo Purchasers (as defined below), with whom the Blackstone Purchasers (as defined below) may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Any disclosures made hereunder with respect to persons other than the Blackstone Entities or the Members are made on information and belief after making inquiry to the appropriate party.

                                                             Page 10 of 22 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock to be acquired by the Blackstone Entities will be acquired pursuant to (i) a Stock Purchase Agreement, dated as of April 14, 1997 which was executed and delivered on April 15, 1997 (the "TPG Purchase Agreement"), by and among BCP II, BOCP II, BFIP II (collectively with BCP II and BOCP II, the "Blackstone Purchasers"), Apollo Investment Fund III, L.P., a Delaware limited partnership ("Fund III"), Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas Partners"), and Apollo (U.K.) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("U.K. Partners" and, collectively with Fund III and Overseas Partners, the "Apollo Entities") and TPG Partners, L.P., a Delaware limited partnership ("TPG Partners") and TPG Parallel I, L.P., a Delaware limited partnership ("TPG Parallel" and, together with TPG Partners, "TPG") and (ii) a Securities Purchase Agreement dated as of April 21, 1997 (the "Laidlaw Purchase Agreement"), by and among the Blackstone Purchasers, the Apollo Entities, Laidlaw Inc., a Canadian Corporation ("Laidlaw Inc."), Laidlaw Transportation, Inc., a Delaware corporation and a wholly-owned subsidiary of Laidlaw Inc. ("LTI" and, together with Laidlaw Inc., "Laidlaw") and the Issuer. Pursuant to the TPG Purchase Agreement, the Blackstone Purchasers and the Apollo Entities (collectively, the "Purchasers") agreed to acquire 11,776,765 shares of Common Stock of the Issuer (the "TPG Shares"), constituting approximately 15.4% of the issued and outstanding shares of Common Stock of the Issuer, from TPG for an aggregate purchase price of $111,879,267.50 (exclusive of related fees and expenses). The TPG Purchase Agreement provides that the closing is to occur on the first business day following the termination or expiration of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). At the closing, TPG is obligated to deliver to the Purchasers, among other things, the resignations of four directors of the Issuer's Board of Directors (the "Board") previously designated as nominees by TPG: James G. Coulter, Jeffrey A. Shaw, John W. Lewis and William K. Reilly. Additionally, TPG is required to assign all of its registration rights with respect to the TPG Shares to the Purchasers.

                                                             Page 11 of 22 Pages


         Pursuant to the Laidlaw Purchase Agreement, the Purchasers agreed to acquire 14,600,000 shares of Common Stock, constituting approximately 19.1% of the issued and outstanding shares of Common Stock of the Issuer (the "Laidlaw Shares" and together with the TPG Shares, the "Shares"), from Laidlaw for an aggregate purchase price of $146,000,000 (exclusive of related fees and expenses). In addition, the Laidlaw Purchase Agreement provides for the Issuer's repurchase for $230,000,000 of Laidlaw's interest in warrants of the Issuer and debt of certain subsidiaries of the Issuer (the "Warrants and Debt"). The Laidlaw Purchase Agreement provides that the closing is to occur on the later of (i) the first business day following termination or expiration of applicable waiting periods under the HSR Act and (ii) the Issuer's consummation of the financing required for the retirement of Laidlaw's interest in the Warrants and Debt. At the closing, Laidlaw is obligated to deliver to the Purchasers, among other things, the resignations of two directors of the Issuer's Board previously designated as nominees by
Laidlaw: James R. Bullock and Ivan R. Cairns.

         Pursuant to an investment agreement, dated as of April 14, 1997 (the "Investment Agreement"), by and among the Purchasers, the Blackstone Purchasers agreed to pay 35% of the total purchase price for 35% of the Shares or 9,231,868 shares of Common Stock (such percentage of the Shares is referred to herein as the "Blackstone Block"). The Apollo Entities agreed to pay 65% of the total purchase price for 65% of the Shares or 17,144,897 shares of Common Stock (such percentage of the Shares is referred to herein as the "Apollo Block"). Under the Investment Agreement, the Blackstone Entities may allocate their obligation to purchase the Blackstone Block, and the ownership of shares received, among themselves in their sole discretion; the Apollo Entities have similar allocation rights with respect to the Apollo Block.

         The foregoing summaries of the TPG Purchase Agreement, the Laidlaw Purchase Agreement and the Investment Agreement are qualified in their entirety by reference such agreements, the full texts of which are filed as Exhibits 2, 3 and 4 hereto, respectively and which are incorporated herein by this reference.

                                                             Page 12 of 22 Pages


         BCP II, BOCP II and BFIP II are expected to acquire, respectively 6,611,545, 1,962,385 and 657,938 shares of the Common Stock that comprise the Blackstone Block.

         The sources of funds for any purchase by BCP II, BOCP II and BFIP II of shares of the Issuer's common stock will be capital contributions by the general and limited partners of BCP II, BOCP II, BFIP II.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock of the Issuer to be acquired by the Blackstone Purchasers from TPG and Laidlaw are being acquired for investment purposes.

         The Purchasers entered into a shareholders agreement with the Issuer, dated as of April 14, 1997 (the "TPG Shareholders Agreement"), relating to, among other things, (i) certain restrictions during the Standstill Period (as defined therein; generally lasting until six years after the purchase of the Laidlaw Shares) on the Purchasers' (A) dispositions and acquisitions of voting securities of the Issuer except in certain limited circumstances including the opportunity to obtain up to a maximum of 3,000,000 additional shares with the written consent of the two most senior executives of the Issuer, (B) the making of any proposals for certain Reorganization Transactions (as defined therein) and (C) solicitation of shareholders for approval of various shareholder proposals, (ii) the assignment to the Purchasers of registration rights held by TPG and (iii) corporate governance matters concerning the Issuer. The TPG Shareholders Agreement provides that upon the closing of the Purchasers' acquisition of the TPG Shares, (x) the Board will consist of no more than 12 directors, unless Brian O'Leary ceases to serve as a director, in which case the Board will consist of no more than 11 directors, (y) the Issuer will support the election of two individuals as the Purchasers may designate to the Board to fill the vacancies resulting from the anticipated resignation from the Board of the TPG designees and (z) the Issuer's bylaws will be amended to give effect to certain terms of the TPG Shareholders Agreement concerning the composition of the Board and its committees.

                                                             Page 13 of 22 Pages


         Pursuant to an Amended and Restated Shareholders Agreement dated as of April 21, 1997 (the "Amended Shareholders Agreement"), the Purchasers and the Issuer have agreed to amend the TPG Shareholders Agreement, effective upon the Purchasers' acquisition of the Laidlaw Shares, to provide that (i) two designees of the Purchasers be elected to the Board to fill the vacancies resulting from the anticipated resignation from the Board of the Laidlaw designees, (ii) during the Standstill Period, the Purchasers will not make Dispositions (as defined therein) of voting securities of the Issuer prior to the second anniversary of the effective date of the amendment, except in certain limited circumstances, and (iii) during the Shareholder Designee Period (as defined therein), the Issuer will support the election to the Board of (A) no more than two persons who are executive officers of the Issuer, (B)(1) four Purchaser designees, so long as Purchasers own 75% or more of the Shares, (2) three Purchaser designees, so long as Purchasers own 50% or more but less than 75% of the Shares, (3) two Purchaser designees so long as Shareholders beneficially own 25% or more but less than 50% of the Shares and (4) one Purchaser designee, so long as Purchasers own 20% or more but less than 25% of the Shares, provided that if the Issuer's issuance of voting securities causes the Purchaser to own less than 9% of the Actual Voting Power (as defined therein), Purchasers shall be entitled to no more than one designee, and (C) such other persons who are recommended by a majority of the nominating committee and who are Unaffiliated Directors (as defined therein). Subject to a decrease in the number of Purchaser designees, the nominating committee will consist of not more than four directors, two of whom will be Purchaser designees and two of whom will be management designees or Unaffiliated Directors.

         Pursuant to the Investment Agreement, the right to designate director nominees is shared by the Blackstone Purchasers and the Apollo Purchasers as follows: if the Purchasers collectively are entitled to designate four nominees, then three shall be designees of the Apollo Purchasers and one shall be a designee of the Blackstone Purchasers; if the Purchasers collectively are entitled to designate three nominees, then two shall be designees of the Apollo Purchasers and one shall be a designee of the

                                                             Page 14 of 22 Pages


Blackstone Purchasers; if the Purchasers collectively are entitled to designate two nominees, then one shall be a designee of the Apollo Purchasers and one shall be a designee of the Blackstone Purchasers; and if the Purchasers collectively are entitled to designate one nominee, such nominee shall be a designee of the Apollo Purchasers. A corresponding allocation mechanism applies with respect to the representation of the Purchasers' designated directors on Board committees of the Issuer. The Purchasers have agreed to vote all shares of Common Stock held by them in favor of the director designees proposed pursuant to the above formula.

         The Investment Agreement also provides that, as a general rule, neither the Blackstone Purchasers nor the Apollo Purchasers may transfer Shares unless notice is first given to the other (the "offeree"), whereupon the offeree would have a 15 day exclusive right to negotiate to purchase the offered shares. If the offeree does not purchase such shares within such period, the relevant Purchaser may freely sell such shares, subject to the restrictions of the Shareholders Agreement.

         Finally, the Investment Agreement provides that if opportunities become available to the Purchasers to acquire additional shares of Common Stock, the Purchasers shall all have the right to participate in such acquisitions in the relative proportions set forth in the Investment Agreement.

         The Amended Shareholders Agreement also provides that the Issuer's bylaws will be amended to give effect to certain terms of the Amended Shareholders Agreement concerning the Board of Directors and its committees.

         The Purchasers and the Company have also entered into an Agreement, dated as of April 21, 1997 (the "Interim Agreement"), concerning certain governance matters and the suspension of the Purchasers' registration rights during the period prior to the Issuer's 1997 annual meeting of shareholders. The Interim Agreement also provides that the Issuer will not fill any of the vacancies created by the director resignations provided for in the Purchase Agreements other than in accordance with the TPG Shareholders Agreement and the Amended Shareholders Agreement.

                                                             Page 15 of 22 Pages


         Pursuant to a Registration Rights Agreement, dated as of April 21, 1997 (the "Registration Rights Agreement"), between the Purchasers and the Company, the Company granted to the Purchasers certain registration rights with respect to Common Stock to be owned by the Purchasers. Upon the Purchasers' acquisition of the Laidlaw Shares, the rights granted under the Registration Rights Agreement will supersede all other registration rights held by the Purchasers with respect to the Common Stock.

         Pursuant to the Registration Rights Agreement, the Purchasers have the right, at any time after two years following the purchase of the Laidlaw Shares, to demand that a registration statement be filed and become effective with respect to not less than 5,000,000 shares proposed to be sold by the Purchasers in a registered public offering. This demand registration right may be exercised up to three times. The Registration Rights Agreement also provides the Purchasers with incidental registration rights exercisable after two years following the purchase of the Laidlaw Shares.

         In addition, pursuant to the Shareholders Agreement, the Purchasers agreed to vote all Voting Securities owned by them or their affiliates in favor of the directors nominated in accordance with the provisions of the Shareholders Agreement and to vote in connection with any proposed Reorganization Transaction in the manner recommended by a majority of the Board of Directors of the Issuer.

         Except as described above, at the present time the Reporting Persons do not have any plans or proposals that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the
Schedule 13D form. Subject to the restrictions set forth in the Investment Agreement, the TPG Shareholders Agreement and the Amended Shareholders Agreement, the Blackstone Entities retain the right to make additional purchases of Common Stock, change their investment intent, to propose one or more possible transactions to the Issuer and/or other stockholders with the consent of the

                                                             Page 16 of 22 Pages


Issuer and/or the Apollo Entities.

         All references to and summaries of the TPG Shareholders Agreement, the Amended Shareholders Agreement, the Interim Agreement and the Registration Rights Agreement in this Schedule 13D are qualified in their entirety by reference to such agreements, the full texts of which are filed as Exhibits 5, 6, 7 and 8 hereto, respectively, and incorporated herein by this reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Blackstone Purchasers and the Apollo Purchasers acted in concert in agreeing to acquire the Shares, and pursuant to the Shareholders Agreement and the Investment Agreement their ability to vote and dispose of such Shares is subject to the requirements described therein. Consequently, the Blackstone Purchasers and the Apollo Purchasers may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. By virtue of the arrangements described above, the Purchasers may be deemed to share voting and dispositive power with respect to the 26,376,765 shares of Common Stock being acquired from TPG and Laidlaw, which constitutes approximately 34.4% of the Issuer's issued and outstanding Common Stock. In accordance with the Investment Agreement, the Blackstone Purchasers collectively have agreed to acquire 9,231,868 shares of Common Stock, which constitutes approximately 12.1% of the Issuer's issued and outstanding shares. Each of the Reporting Persons and the Apollo Entities disclaim any pecuniary interest in the shares of Common Stock held by the other.

         BCP II, BOCP II and BFIP II, acting through their sole general partner BMA II, have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock respectively owned by them. As a result, BMA II may be deemed to beneficially own the shares of Common Stock directly owned by the respective Blackstone Purchasers of which it is the general partner. The Founding Members of BMA II have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock that may be deemed to be

                                                             Page 17 of 22 Pages


beneficially owned by BMA II. As a result, each of such Founding Members may be deemed to beneficially own the shares of Common Stock that BMA II may be deemed to beneficially own.

         To the best knowledge of the Reporting Persons, neither BCP II, BOCP II, BMA II nor any of the Members has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Common Stock, except as disclosed in this Schedule 13D.

         The Blackstone Purchasers have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock being acquired by them. To the best knowledge of the Reporting Persons, no person, other than the Blackstone Purchasers, BMA II and the Members, has the right to receive or the power to direct the receipt of dividends from the proceeds from the sale of, the shares of Common Stock being acquired by the Blackstone Purchasers.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3, 4 and 5 of this Schedule 13D and the documents included as Exhibits 2 through 8 are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Index of Exhibits attached to this Schedule 13D is hereby incorporated by reference in its entirety.

                                                             Page 18 of 22 Pages


                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           BLACKSTONE CAPITAL PARTNERS II
                                           MERCHANT BANKING FUND L.P.

                                           By:  BLACKSTONE MANAGEMENT
                                                 ASSOCIATES II L.L.C.


                                           By:  /s/ Howard A. Lipson
                                              ----------------------------------
                                                  Member


                                           BLACKSTONE OFFSHORE CAPITAL PARTNERS
                                           II L.P.

                                           By:  BLACKSTONE MANAGEMENT
                                                  ASSOCIATES II L.L.C.


                                           By:  /s/ Howard A. Lipson
                                              ----------------------------------
                                                  Member


                                           BLACKSTONE FAMILY INVESTMENT
                                           PARTNERSHIP II L.P.

                                           By:  BLACKSTONE MANAGEMENT
                                                  ASSOCIATES II L.L.C.


                                           By:  /s/ Howard A. Lipson
                                              ----------------------------------
                                                  Member


                                           BLACKSTONE MANAGEMENT ASSOCIATES
                                            II L.L.C.


                                           By:  /s/ Howard A. Lipson
                                              ----------------------------------
                                                  Member

                                                             Page 19 of 22 Pages

                                                /s/ Howard A. Lipson
                                           -------------------------------------
                                           Peter G. Peterson
                                           By Howard A. Lipson  Attorney-in-fact

                                                /s/ Howard A. Lipson
                                           -------------------------------------
                                           Stephen A. Schwarzman
                                           By Howard A. Lipson  Attorney-in-fact

Dated:  April 25, 1997

                                                             Page 20 of 22 Pages



                                    EXHIBIT INDEX

Exhibit 99.1 Joint Filing Agreement, dated as of April 25, 1997, by and among BCP II, BOCP II, BFIP II and BMA II, relating to the filing of a joint statement on Schedule 13D

Exhibit 99.2 Stock Purchase Agreement, dated as of April 14, 1997, by and between (i) Fund III, Overseas Partners and U.K. Partners, (ii) BCP II, BOCP II, and BFIP II and (iii) TPG Partners and TPG Parallel, relating to the purchase by the Apollo Purchasers and the Blackstone Purchasers of 11,776,765 shares of the Issuer's common stock

Exhibit 99.3 Securities Purchase Agreement, dated as of April 21, 1997, by and between (i) Fund III, Overseas Partners and U.K. Partners, (ii) BCP II, BOCP II, and BFIP II and (iii) Laidlaw Inc. and LTI, relating to the purchase by the Apollo Purchasers and the Blackstone Purchasers of 14,600,000 shares of the Issuer's common stock

Exhibit 99.4   Investment Agreement, dated as of April 14, 1997, by and among
               (i) Fund III, Overseas Partners and U.K. Partners and (ii) BCP II, BOCP II and BFIP II, relating to purchase and transfer of the Issuer's common stock

Exhibit 99.5 Shareholders Agreement, dated as of April 14, 1997, by and between the Issuer, on the one hand and Fund III, Overseas Partners and U.K. Partners, BCP II, BOCP II and BFIP on the other hand.

Exhibit 99.6 Amended and Restated Shareholders Agreement, dated as of April 21, 1997, by and between the Issuer, on the one hand and Fund III, Overseas Partners and U.K. Partners, BCP II, BOCP II and BFIP on the other hand.

Exhibit 99.7 Interim Shareholder Agreement, dated April 21, 1997, by and by and between the Issuer, on the one hand and Fund III, Overseas Partners and U.K. Partners, BCP II, BOCP II and BFIP on the other hand.

Exhibit 99.8 Registration Rights Agreement, dated as of April 21, 1997, as amended, by and between the Issuer, on the one hand and Fund III, Overseas Partners and U.K. Partners, BCP II, BOCP II and BFIP on the other hand, relating to registration rights.

Exhibit 99.9   Power of Attorney of Peter G. Peterson

Exhibit 99.10  Power of Attorney of Stephen A. Schwarzman

                                                             Page 21 of 22 Pages


                                      SCHEDULE I

         The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of the Apollo Entities and certain of their affiliates. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this
Schedule I relates.  Except as otherwise indicated in this Schedule I or in the
Schedule 13D to which this Schedule I relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

         Apollo Advisors II, L.P., a Delaware limited partnership ("Advisors"), is the managing general partner of each of the Apollo Entities. Advisors is principally engaged in the business of serving as managing general partner of the Reporting Entities.

         Apollo Capital Management II, Inc., a Delaware corporation ("Apollo Capital"), is the general partner of Apollo Advisors. Apollo Capital is principally engaged in the business of serving as general partner to Advisors.

         Apollo Management, L.P., a Delaware limited partnership ("Apollo Management"), serves as manager of the Reporting Entities and manages their day-to-day operations.

         AIF III Management, Inc., a Delaware corporation ("AIM"), is the general partner of Apollo Management. AIM is principally engaged in the business of serving as general partner to Apollo Management.

         Apollo Fund Administration II LDC, a Cayman Islands LDC ("Administration"), is the administrative general partner of each of Overseas Partners and UK Partners. Administration is principally engaged in the business of serving as administrative general partner of Overseas Partners and UK Partners. The principal place of business of Administration is Apollo Fund Administration II LDC, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

         Apollo Management (UK) Ltd., an English corporation ("Management UK"), is the resident general partner of UK Partners. Management UK is principally engaged in the business of serving as resident general partner of UK Partners. The address of the principal business of Management UK is Hill House, 1 Little New Street, London EC4A 3TR, England.

         The principal occupation of Messrs. Leon D. Black and John J. Hannan is to act as an executive officer and director of Apollo Capital and AIM. Messrs. Black and Hannan are also limited partners of Advisors and Apollo Management.

         Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion") and Apollo Real Estate Advisors, L.P. ("AREA"). The principal business of Apollo Advisors and Lion is to provide advice regarding investments in securities and the principal business of AREA is to provide advice regarding investments in real estate and real

                                                             Page 22 of 22 Pages


estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

         Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, serve as directors of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract.
Mr. Leon D. Black, is the beneficial owner of the stock of Administration.

         Each of the Apollo Entities is principally engaged in the business of investment in securities.